EXHIBIT 99.2

                                                          For immediate release
                                                               February 5, 2003

              Toyota to Build Vehicle Plant in U.S. State of Texas --New Facility to Produce Tundra Pickup Trucks from 2006--

Tokyo--TOYOTA MOTOR CORPORATION (TMC) announced today that, as part of its continuing effort to promote localization in North America, it has decided to build a vehicle production plant in San Antonio, Texas, USA. With TMC having announced last September a plan to build a vehicle production plant near Tijuana, Mexico, (which will start production in around 2005), the plant announced today will be TMC's sixth vehicle production plant in North America.

The new plant, to keep up with high demand for light trucks in the North American market, will build about 150,000 Tundra pickup trucks a year from 2006. Plans include an investment of approximately US$800 million and new employment for about 2,000 people.

With the startup of the new plant, Toyota North American production capacity is expected to reach around 1.65 million units a year


Outline of the new plant
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Location                 San Antonio, Texas, USA
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Name                     Toyota Motor Manufacturing, Texas, Inc. (TMMTX)
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Share distribution       Toyota Motor Manufacturing North America, Inc. 100%
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Date of establishment    March 1, 2003 (tentative)
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Product line             Tundra pickup truck
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Production capacity      Approx. 150,000 units a year
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Site area                Approx. 8 million square meters (approx 2,000 acres)
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Investment               Approx. US$800 million
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Start of production      2006 (scheduled)
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Number of employees      Approx. 2,000


                       Contact: Hitoshi Nagashima/Paul Nolasco (03) 3817-9107/61